Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-	ASLAN004 met primary endpoint and key secondary efficacy endpoints in a Phase 1 Multiple-Ascending-Dose (MAD) trial in patients with moderate-to-severe atopic dermatitis (AD)
-	On track to initiate Phase 2b 300-patient clinical trial for ASLAN004 in 4Q 2021
-	Company maintains strong operating position and cash runway through late 2023
-	Replay available for company-hosted KOL event on AD landscape and to recap Phase 1 MAD data

Menlo Park, California, and Singapore, 26 October 2021 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the third quarter ended September 30, 2021, and provided an update on recent corporate activities.

“This quarter, we were pleased to announce positive data from our Phase 1 multiple ascending dose trial of ASLAN004, supporting the potential of this first-in-class antibody as a differentiated, novel treatment for atopic dermatitis,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “This quarter we also made key appointments to strengthen our management team and established a scientific advisory board comprised of global thought-leaders in dermatology and immunology. In addition, we expanded our US operations with a new office in Menlo Park, CA. We are entering the fourth quarter with strengthened operating position and poised to advance ASLAN004 in a 300-patient, Phase 2b trial before year-end, as well as advance our DHODH inhibitor, ASLAN003 into clinical trials early next year.”

Third quarter 2021 and recent business highlights

Q3 and recent clinical developments

•

In September, positive top-line results were announced from the double-blind placebo-controlled MAD trial of ASLAN004. In the Intent to Treat (ITT) population, patients treated with ASLAN004 achieved a statistically significant improvement versus placebo in the primary efficacy endpoint of percent change from baseline in the Eczema Area Severity Index (EASI), and also showed significant improvements in other key efficacy endpoints: EASI-50, EASI-75, peak pruritus and the Patient-Oriented Eczema Measure (POEM).

•

In October, the Company announced a collaboration with renowned inflammatory skin disease expert Dr Emma Guttman-Yassky, MD PhD, to conduct research that will continue throughout ASLAN’s Phase 2b program to identify and characterize the effects of ASLAN004 on disease-associated skin and serum-biomarkers in adults with moderate-to-severe AD. Dr Guttman-Yassky is Chair of the Department of Dermatology at the Icahn School of Medicine at Mount Sinai and a world leader on inflammatory skin diseases. Her research has led to significant breakthroughs in the understanding of the immunologic basis of AD, providing the scientific community with greater clarity on the pathophysiology of the disease, which is complex and multifactorial.

•

In October, ASLAN-hosted the first in a series of Key Opinion Leader (KOL) webinars: the A4 Series: Aspects of Atopic Dermatitis and ASLAN004. For the first webinar, Associate Professor Jonathan Silverberg, MD PhD MPH, was a guest KOL speaker to discuss the heterogeneity in AD. To access a replay of this event, click here or go to the “Events and Presentations” section in ASLAN’s Investor Relations website at http://ir.aslanpharma.com/. A replay will be archived for 3 months immediately after the event.

Corporate updates

•

In July, ASLAN secured a loan facility with K2 HealthVentures of up to US$45.0 million of secured debt financing. The facility consists of a US$20.0 million initial term loan funded at closing, with the remaining US$25.0 million subject to certain terms and conditions. The proceeds will be used to advance the clinical development of ASLAN003 as well as for general corporate purposes.

•

In September, Dr Ferda Cevikbas was appointed as Executive Director, Head of Translational Science. Ferda joined ASLAN from Eli Lilly & Co where she was responsible for translational activities for lebrikizumab and other late-stage immunology projects. Prior to that, she was the Translational Scientist Lead for AD therapy, Eucrisa at Anacor / Pfizer, and held several academic positions at University of California, San Francisco. Ferda has a PhD from the University Hospital of Münster in Germany.

•

In September, a new Scientific Advisory Board (SAB) chaired by Dr Lawrence Eichenfield, MD FAAD, was established. Dr Eric Simpson, MD MCR, Dr Melinda Jennifer Gooderham, MSc MD FRCPC, Dr Jacob Thyssen, MD PhD DmSci, and Associate Professor Peter Foley, BMedSci MBBS MD FACD, were also appointed as members of the SAB.

•	In October, ASLAN opened a new office in the US in Menlo Park, California.

Anticipated upcoming milestones

•	First patient enrolment in global Phase 2b trial of ASLAN004 for AD expected in the fourth quarter of 2021.
•	Initiation of Phase 2 trial of ASLAN003 in inflammatory bowel disease expected in the first half of 2022.

Third quarter 2021 financial highlights

•	Cash used in operations for the third quarter of 2021 was US$7.6 million compared to US$2.6 million in the same period in 2020.
•

Research and development expenses were US$5.3 million in the third quarter of 2021 compared to US$2.2 million in the third quarter of 2020. The increase was driven primarily by preparations for the ASLAN004 Phase 2b clinical trial.

•

General and administrative expenses were US$2.8 million in the third quarter of 2021 compared to US$1.3 million in the third quarter of 2020. The increase was primarily driven by professional costs related to the debt financing activity completed in July, and the expansion of the US team.

•	Net loss for the third quarter of 2021 was US$8.6 million compared to a net loss of US$3.5 million for the third quarter of 2020.
•

Cash and cash equivalents totalled US$100.5 million as of September 30, 2021, compared to US$94.1 million as of June 30, 2021 and US$14.3 million as of December 31, 2020. Management believes that ASLAN’s cash and cash equivalents will be sufficient to fund operations through late 2023.

•

The weighted average number of ADSs outstanding in the computation of basic loss per share for the third quarter of 2021 was 69.7 million (representing 348 million ordinary shares) compared to 38.0 million (representing 190 million ordinary shares) for the third quarter of 2020. One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited CONSOLIDATED BALANCE SHEETS (In US Dollars)
	December 31, 2020 (audited)	September 30, 2021 (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,324,371	$100,503,601
Other receivables	528,841	-
Prepayments	511,208	1,424,719
Financial assets at fair value through profit or loss	137,926	-
Total current assets	15,502,346	101,928,320

NON-CURRENT ASSETS
Investment in associate company	-	643,611
Property, plant and equipment	13,387	20,217
Right-of-use assets	462,550	263,947
Intangible assets	160	10,986
Refundable deposits	103,307	1,987,076
Total non-current assets	579,404	2,925,837

TOTAL ASSETS	$16,081,750	$104,854,157

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$2,319,558	$2,875,564
Other payables	4,280,409	2,919,107
Current portion of long-term borrowing	2,900,971	137,500
Current portion of long-term borrowing from related parties	617,912	-
Lease liabilities - current	271,624	208,809
Financial liabilities at fair value through profit or loss	267,000	-
Total current liabilities	10,657,474	6,140,980

NON-CURRENT LIABILITIES
Long-term borrowings	15,183,421	30,749,960
Lease liabilities - non-current	281,149	63,321
Other non-current liabilities	111,990	-
Total non-current liabilities	15,576,560	30,813,281

Total liabilities	26,234,034	36,954,261

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,826,237	63,019,962
Capital surplus	123,582,460	213,143,307
Accumulated deficits	(195,682,714)	(216,428,172)
Other reserves	(178,948)	8,164,799

Total equity attributable to stockholders of the Company	(10,452,965)	67,899,896

NON-CONTROLLING INTERESTS	300,681	-

Total equity	(10,152,284)	67,899,896

TOTAL LIABILITIES AND EQUITY	$16,081,750	$104,854,157

ASLAN Pharmaceuticals Limited CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In US Dollars, other than shares or share data)
For the Three Months Ended September 30			For the Nine Months Ended September 30
	2020	2021	2020	2021
NET REVENUE	$-	$-	$-	$-
COST OF REVENUE	-	-	-	-
GROSS PROFIT	-	-	-	-
OPERATING EXPENSES
General and administrative expenses	(1,347,487)	(2,768,498)	(4,135,910)	(9,653,235)
Research and development expenses	(2,185,322)	(5,261,740)	(6,432,497)	(13,057,003)
Total operating expenses	(3,532,809)	(8,030,238)	(10,568,407)	(22,710,238)
LOSS FROM OPERATIONS	(3,532,809)	(8,030,238)	(10,568,407)	(22,710,238)
NON-OPERATING INCOME AND EXPENSES
Other income	-	4,271	-	335,959
Interest income	222	20	438	177
Other gains and losses	(199,005)	103,130	192,430	1,250,241
Finance costs	(243,516)	(498,150)	(921,153)	(1,113,052)
Total non-operating income and expenses	(442,299)	(390,729)	(728,285)	473,325
Share in losses of associated company, accounted for using equity method	-	(133,523)	-	(215,403)
LOSS BEFORE INCOME TAX	(3,975,108)	(8,554,490)	(11,296,692)	(22,452,316)
INCOME TAX BENEFIT	230,853	-	230,853	-
NET LOSS FOR THE PERIOD	(3,744,255)	(8,554,490)	(11,065,839)	(22,452,316)
OTHER COMPREHENSIVE LOSS
Unrealized loss on investments	-	-	(74,331)	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$ (3,744,255)	$ (8,554,490)	$ (11,140,170)	$ (22,452,316)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$ (3,476,002)	$ (8,554,490)	$ (10,481,891)	$ (22,452,316)
Non-controlling interests	(268,253)	-	(583,948)	-
	$ (3,744,255)	$ (8,554,490)	$ (11,065,839)	$ (22,452,316)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$ (3,476,002)	$ (8,554,490)	$ (10,556,222)	$ (22,452,316)
Non-controlling interests	(268,253)	-	(583,948)	-
	$ (3,744,255)	$ (8,554,490)	$ (11,140,170)	$ (22,452,316)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.02)	$(0.02)	$(0.06)	$(0.07)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.10)	$(0.12)	$(0.30)	$(0.35)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	189,954,970	348,317,020	189,954,970	318,318,133
Weighted-average number of ADS in the computation of basic loss per ADS	37,990,994	69,663,404	37,990,994	63,663,627

Each ADS represents five ordinary shares.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating ASLAN004, a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and ASLAN003, a potent oral inhibitor of DHODH, which is being developed for autoimmune disease. ASLAN has a team in Menlo Park, California, and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialise ASLAN003 and ASLAN004; the safety and efficacy of ASLAN003 and ASLAN004; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for ASLAN003 and ASLAN004; the potential for ASLAN003 and ASLAN004 as treatments for autoimmune disease and atopic dermatitis, respectively; the total amount of the debt financing to be provided by the loan facility with K2 HealthVentures; and the Company’s belief that its cash and cash equivalents will be sufficient to fund operations into late 2023. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 23, 2021.  All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.